Exhibit 99.1

NEWS RELEASE
February 1, 2012	TSX.V: GGX
OTCBB: GGXCF
Berlin: AOLGDN Frankfurt: POZ

GLOBAL GREEN ANNOUNCES BOARD APPOINTMENT

Global Green Matrix Corporation (“Global Green” or the “Company”) – TSX Venture: GGX; OTCBB: GGXCF; Berlin: AOLGDN; Frankfurt: POZ –is pleased to announce the appointment of Steven D. Rosenthal to the Board of Directors effective immediately.

Dr. Rosenthal brings more than 30 years of experienced leadership in administrative, operational and strategic management. He has proven experience in municipal and oilfield environmental technologies, community construction, transportation and educational endeavors.  He has served as Chief Executive Officer and Chairman of several companies both public and private and has proven managerial success in both start up and emerging growth companies. Rosenthal has earned both a Master’s degree in Administration and a Doctorate in Educational Leadership from Nova Southeastern University, Fort Lauderdale, Florida. He maintains a faculty position with the University of Phoenix.  Additionally, he is uniquely qualified having first-hand experience with the DryVac Technology.

The Company further announces the addition of Mr. John Anderson and Mr. Herbert Towning to its advisory Board. Mr. Anderson holds a BA from the University of Western Ontario, London and has over 20 years of experience in financial consulting, investor communications, and real estate asset management. Mr. Anderson serves on several private and public Company Boards including those listed on the TSX, and TSX-V, as a Director, CFO, CEO or President.

Mr. Towning is university educated at Nottingham University and a postgraduate of the London School of Economics.  He entered the City of London with CT Bowring & Co in 1956, progressed through certain of the Banking Houses in London, leaving the UK in 1974 to commence an International Banking career in Europe, the United States, Bahamas and the Arabian Gulf with the International Investment Corporation Bahrain until 1994.  In the last few years he has become involved in environmental issues particularly waste management and recycling. He founded OWaste2Energy Company Ltd. in the UK with a waste to energy technology in Wales, this system is being deployed in Mexico through OWaste Mexico de CV, which has a number of joint ventures with certain Municipalities.

Mr. Rosenthal stated “I am pleased and honoured to be joining the board today. I believe that the shareholders of GGX have a great company here that has a very promising future. I look forward to contributing to its success.”

Mr. Randy Hayward, President, added, “Dr. Rosenthal brings a substantial set of skills and experience to Global Green’s Board, his proven track record of commercializing both small and large businesses as well as strong sales and marketing background, will provide invaluable guidance as Global Green prepares to take advantage of its opportunities in oilfield waste disposal.” Mr. Hayward further stated “The addition of both Mr. Anderson and Mr. Towning to the advisory board will further add to the depth of the Board and Management as the Company continues to grow. The Board is very pleased to add all three of these experienced gentlemen to our company.”

Suite 1720 – 1111 West Georgia Street, Vancouver BC V6E 4M3
Phone: 604-687-8855 Fax: 604-628-5001

About the DryVac Technology

The DryVac technology offers significant opportunities in heavy oil, mining, industrial waste water treatment, oil upgrading and SAGD to separate and recover both water and oil from wastes for re-use and sale.  The technology provides companies with previously unavailable sources of revenue while reducing overall energy consumption, carbon emissions and costs associated with waste treatment and handling. Through the use of the DryVac technology, end users in a wide range of industries will not only increase their revenue opportunities through recovery of saleable products but also fulfill environmental cleanup demands at locations across the country.

About Global Green Matrix Corp. (www.globalgreenmatrix.com)

Global Green Matrix provides environmentally sound, economically feasible technologies to convert a wide variety of waste streams into useable products. With projects ranging from the processing of municipal solid waste into energy and the reclamation of oilfield waste and contaminated soil, GGX is at the cutting edge of waste remediation and disposal.

For further information visit our website at www.globalgreenmatrix.com, email at info@globalgreenmatrix.com or contact:

Randy Hayward, President
Global Green Matrix Corp.
Phone: 250-247-8689 or 604-687-8855
Fax: 604-628-5001

Neither The TSX Venture Exchange Nor Its Regulation Services Provider (As That Term Is Defined In The Policies Of The TSX Venture Exchange) Accepts Responsibility For The Adequacy Or Accuracy Of This News Release

This news release may contain assumptions, estimates, and other forward-looking statements regarding future events. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company's control that may cause actual results or performance to differ materially from those currently anticipated in such statements.

Suite 1720 – 1111 West Georgia Street, Vancouver BC V6E 4M3
Phone: 604-687-8855 Fax: 604-628-5001